Subj:  Re: Leon Tours Limited (The Company)
Date:  99-01-21 14:49:50 EST
From:  eptoothe@grouper.batelnet.bs (EP Toothe and Associates)
To:  adalmy@aol.com (Diane D. Dalmy)


Dear Sirs,

We refer to your letter dated the 11th January, 1999 with respect to the above-captioned company. We have reviewed the status of The Company at the Company's Registry in the City of Nassau on the Island of New Providence, one of the islands of the Commonwealth of the Bahamas and we are of the opinion that The Company is validly incorporated and subsisting in good standing in accord with the International Business Company Act of the Commonwealth of the Bahamas.

We have perused the Articles of Association of The Company, the International Business Company Act and such other statutory and administrative laws of the Commonwealth of the Bahamas which we have though desirable and we are of the opinion limited to the laws of the Commonwealth of the Bahamas) that:

A. The International Business Companies Act provides for approval by a majority of shareholders or classes of shareholders entitled to vote at a meeting called for that purpose after due notice, accompanied by a plan of merger consolidation or reverse merger, has been given.

B. Shareholders approval is not required for the purchase of assets by a company and sales or dispositions of assets are covered by section 74 of the International Business Companies Act the effect of which we describe in paragraph (a).

Note: It is not usual to refer to "Shares" as "Stock." Stock is generally used to refer to Capital held in irregular amounts.

C. It is strictly accurate to say that there are certain combinations which may not require shareholder approval and section 81 provides that a shareholder must request the redemption of his shares upon dissenting from a merger in accord with the Act. Upon dissenting a member pursuant to Sub-section (7) looses his status as a member we would omit your first paragraph on page 9 and replace it with the second paragraph. We would insert our paragraph (a) and conclude it with the last sentence of your paragraph one.

We refer to page 15 of the Registration Statement. No treaty exists between the United States and the Commonwealth of the Bahamas for the reciprocal enforcement of Judgements arising out of Civil Proceedings. A foreign Judgement that is contrary to Public Policy or that is founded on a cause of action not recognized in the Commonwealth of the Bahamas will not be enforced, the general principal being that only Judgements that rest upon principles of universal acceptance will be enforced. Enforcement of a judgement against the company etc. as in paragraph 2 on page 13.

Note: OMIT your second paragraph and replace it with the paragraph proposed by us set out below.

Note: A shareholder may sue derivatively on behalf of the company. A shareholder may sue in his own right eg. for breach of contract. A shareholder will not be permitted to sue in derivative proceedings otherwise than on behalf of the company.

We refer to page 17 of the Registration Statement. In our opinion, with the exception of the last sentence of the paragraph headed "legal consequences of incorporating in the Bahamas" the statements are accurate.

We believe that it is wrong to over emphasize the fact that all Judgements based on securities laws in the United States will not be enforced in the Bahamas. It is true that Bahamian Courts will not enforce an award of treble damages or grant the very large sums allowed by Courts in the United States. It is, however, equally true that insider trading, frauds, fraudulent trading, breach of Directors fiduciary duties etc. which are the subject of Judgements based on United States Securities will most probably be enforced by the Supreme Court of the Bahamas.

We do not believe the last sentence materially assists and we would omit it.

We refer to page 19 of the Registration Statement, we prefer the words "Common Shares" to "Common Stock."

In our opinion item 6 is accurate. In our opinion item 7 ought to be amended to read "Under current laws of the Bahamas, dividends, interest or royalties paid by the company to individuals are not subject to tax."

Persons who are residents of the Bahamas may not be resident for Exchange Control purposes. In fact shareholders in a company incorporated pursuant to the International Business Company Act are exempt from Exchange Control and are not (for 20 years from the date of Incorporation) subject to any tax on income, gift, estate or corporate tax etc.

We have noticed that the address of the company is incorrect. It ought to be Suite 104A, Saffrey Square, Bank Lane, Nassau, Bahamas.

Other than our comments set out above there is only one matter ought to be mentioned. We are unsure how much information you have on the International Business Company's Act of the Bahamas. Our legislation is similar in most material respects to legislation in countries like the Cayman Islands, B.V.I etc. A number of Bahamian incorporated International Business Companies have been taken Public in the United States and listed on NASDAQ.

In the event we can be of further assistance, please let us know.



Yours faithfully,

Patrick Toothe